News Release TSX-V: PDO 11-10 May 24, 2011

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES

PORTAL COMPLETES FIRST TRANCHE PRIVATE PLACEMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) is pleased to announce that it has completed a first tranche of a previously announced non-brokered private placement (the “Private Placement”) by issuing 5,977,500 units (“Units”) at a price of $0.20 per Unit and 1,740,000 units (“Flow-Through Units”) at a price of $0.25 per Flow-Through Unit for aggregate gross proceeds of $1,630,500.

Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, an “A Warrant”). Each A Warrant is exercisable for one common share of the Company at a price of $0.25 until May 20, 2012.  Each Flow-Through Unit consisted of one common share of the Company issued on a “flow-through” basis pursuant to the Income Tax Act (Canada) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “B Warrant”). Each B Warrant is exercisable for one common share of the Company at a price of $0.35 until May 20, 2012.

In connection with the first tranche closing of the Private Placement, the Company will pay to six finders at arm’s length to the Company finders fees in cash totalling $38,990 and issue to the finders a total of 278,950 non-transferable finder’s warrants (“Finder’s Warrants”), each Finder’s Warrant entitling the holder to acquire one common share of the Company at an exercise price of $0.20 (with respect to 173,950 Finder’s Warrants) and $0.25 (with respect to 105,000 Finder’s Warrants) until May 20, 2012.

The common shares and warrants comprising the Units and Flow-Through Units issued pursuant to the first tranche closing of the Private Placement, the common shares issuable upon exercise of the A Warrants and the B Warrants, and the common shares issuable upon exercise of the Finders’ Warrants are subject to a hold period that expires on September 21, 2011.

The Company anticipates closing the final tranche of the Private Placement by the end of May.

The Private Placement is subject to the final approval of the TSX Venture Exchange.

The securities of the Company and the securities issued pursuant to the Private Placement have not and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state of the United States, and may not be offered or sold in the United States absent registration or an applicable exemption therefrom under the 1933 Act and the securities laws of all applicable states.

Portal Resources Ltd. has offices in both Calgary and Vancouver, Canada and is focused on the exploration, development and exploitation of oil and gas resources in North America. Please refer to the Company’s website at www.portalresources.net for additional information.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”